UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  1-4694

R. R. DONNELLEY & SONS COMPANY The NASDAQ Global Select Market

(Exact name of Issuer as specified in its charter,

and name of Exchange where security is listed and/or registered)

35 West Wacker Drive Chicago, Illinois 60601

(Address of principal executive office) (Zip Code)

(312) 326-8000

(Registrants’ telephone number, including area code)

Common Stock, par value $0.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provisions relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, R. R. Donnelley & Sons Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

R. R. DONNELLEY & SONS COMPANY

Date: August 19, 2016	By:	/s/ Suzanne S. Bettman
	Name:	Suzanne S. Bettman
	Title:	Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer